Vasiliou & Company, Inc.
December 31, 2015

STATEMENT OF FINANCIAL CONDITION

ASSETS

Cash	$ 68,470
Other assets	3,722
Total assets	$ 72,192

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued Expenses	$ 11,589
Stockholder's equity	
Common stock, $0.01 par value, 1,000 shares authorized 100 shares issued and outstanding	$ 1
Additional paid-in capital	1,448,343
Accumulated deficit	(1,387,741)
Total stockholder's equity	$ 60,603
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 72,192

See accompanying notes to financial statements